Exhibit 2.2

Amended Articles of Incorporation of Aurios Inc.

AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

AURIOS INC.

Pursuant to the provisions of Sections 10-1003, 10-1006 and 10-1007 of the Arizona Revised Statutes, the undersigned Corporation hereby adopts the following Amendment to the Articles of Incorporation:

FIRST: Article I is hereby amended and restated in its entirety as follows:

The name of the Corporation is ZipRemit, Inc.

SECOND: Article IV is hereby amended and restated in its entirety as follows:

ARTICLE IV - CAPITAL STOCK

(a) Authorized Shares. The aggregate number of shares that the Corporation will have authority to issue is Two Hundred Million (200,000,000), of which One Hundred Ninety Million (190,000,000) shares will be Common Stock, with no par value per share, and Ten Million (10,000,000) shares will be blank check preferred stock, with no par value per share.

(b) Blank Check Preferred Stock. The Board of Directors is authorized, subject to limitations prescribed in this Article IV, to provide for the issuance of the shares of blank check Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Arizona, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof. The authority of the Board with respect to each series will include but not be limited to, the rights to determine the following:

(i) The number of shares constituting that series and the distinctive designation of that series, which may be a distinguishing number, letter or title;

(ii) The dividend rate on the shares of that series, whether dividends will be cumulative, and if so, from which date(s), and the relative rights of priority, if any, of payment of dividends on shares of that series;

(iii) Whether that series will have voting rights in addition to the voting rights provided by law, and if so, the terms of such voting rights;

(iv) Whether that series will have conversion privileges and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors determines;

(v) Whether or not the shares of that series will be redeemable and, if so, the terms and conditions of such redemption, including the date or date upon or after which they are redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(vi) Whether that series will have a sinking fund for the redemption or purchase of shares of that series and, if so, the terms and amount of such sinking fund;

(vii) The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

(viii) Any other relative rights, preferences and limitations of that series.

Each series of serial preferred stock, in preference to the Common Stock, will be entitled to dividends from funds or other assets legally available therefore, at such rates, payable at such times and cumulative to the extent, as may be fixed by the Board of Directors of the Corporation pursuant to the authority herein conferred upon it. In the event of dissolution or liquidation of the Corporation, voluntary or involuntary, the holders of serial preferred stock, in preference to the Common Stock, will be entitled to receive such amount or amounts as may be fixed by the Board of Directors of the Corporation pursuant to the authority herein conferred upon it. Preference stock of any series redeemed, converted, exchanged, purchased or otherwise acquired by the Corporation shall be canceled by the Corporation and returned to the status of authorized but unissued preference stock. All shares of any series of serial preferred stock, as between themselves, shall rank equally and be identical; and all series of serial preferred stock, as between themselves, shall rank equally and be identical, except as set forth in resolutions of the Board of Directors authorizing the issuance of the series.

The Board of Directors of the Corporation may, from time to time, cause the Corporation to purchase its own shares to the extent of the unreserved and unrestricted earned and capital surplus of the Corporation.

The Corporation may issue rights, options and warrants to purchase shares of stock of the Corporation to directors, officers or employees of the Corporation or any affiliate therefore or any third party, and no shareholder approval or ratification of any such issuance of rights and options shall be required.

The Board of Directors may from time to time, without shareholder approval, distribute on a pro rata basis to all shareholders a portion of the Corporation’s assets, in cash or in property, so long as the Corporation is not rendered insolvent thereby as provided under the laws of the State of Arizona.

THIRD: The Articles of Amendment were unanimously recommended for Shareholder approval by Unanimous Written Consent Action by the Board of Directors of the Corporation, dated as of March 5, 2015.

FOURTH: The number of shares of common stock of the Corporation outstanding at the time of such adoption was 4,597,500 shares and the number of shares entitled to vote thereon was 4,597,500 shares.

FIFTH: The designation and number of outstanding shares of each class or series of securities entitled to vote thereon as a class or series were as follows:

CLASS OR SERIES	NUMBER OF SHARES
Common Stock	4,597,500

SIXTH: By class or series of securities, the number of shares of each class or series of securities voting for or against such amendment, was as follows:

CLASS OR SERIES	NUMBER OF SHARES FOR	NUMBER OF SHARES AGAINST
Common Stock	[___________]	[___________]

The number of votes cast for approval of the amendment was sufficient for approval by the voting group.

SEVENTH: This Amendment does not provide for an exchange, reclassification or cancellation of issued shares.

EIGHTH: This Amendment does not effect a change in the amount of stated capital.

DATED: As of March 5, 2015.

Aurios Inc., an Arizona corporation

By:	/s/ Andrew M. Ling
Name:	Andrew M. Ling
Title:	Chairman, President and Chief Executive Officer

2